Exhibit 99.31

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO:         THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Units”) of Acclaim Energy Trust (the “Trust”) will be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 12th day of May, 2005, at 2:30 p.m. (Calgary time) for the following purposes:

1.             to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors’ report thereon;

2.             to appoint the Trustee of the Trust;

3.             to elect the directors of Acclaim Energy Inc.;

4.             to appoint auditors of the Trust;

5.             to consider and, if thought fit, pass an ordinary resolution approving certain amendments to the Trust’s employee unit ownership plan and unit award incentive plan;

6.             to consider and, if thought fit, pass a special resolution approving certain amendments to the trust indenture of the Trust; and

7.             to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 23, 2005 (the “Record Date”). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 23rd day of March, 2005.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer

ACCLAIM ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON THURSDAY, MAY 12, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Acclaim Energy Trust (the “Trust”), for use at the Annual and Special Meeting of the holders (the “Unitholders”) of trust units (“Units”) of the Trust (the “Meeting”) to be held on May 12, 2005, at 2:30 p.m. (Calgary time) in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Units and special voting units (“Special Voting Units”). A single Special Voting Unit is held by Computershare Trust Company of Canada (the “Voting Trustee”) as trustee under a voting trust agreement for the benefit of holders of exchangeable shares, Series 1 (“Exchangeable Shares”) of the Trust’s subsidiary, Acclaim Energy Inc. (“Acclaim Energy”), which are exchangeable on a one-for-one basis for Units, subject to adjustment for distributions paid on the Units.  The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit is entitled to 645,039 votes based on 645,039 Exchangeable Shares outstanding on the Record Date.  See also “Voting by Holders of Exchangeable Shares” below.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof.  Computershare Trust Company of Canada, the trustee of the Trust (the “Trustee”), has fixed the record date for the Meeting at the close of business on March 23, 2005 (the “Record Date”).  Only Unitholders of record as at that date are entitled to receive notice of the Meeting.  Unitholders of record will be entitled to vote those Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Units.  No Unitholder who became a Unitholder after the Record Date is entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy.  Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Units can be recognized and acted upon at the Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of the Trust.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications.  ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile.  Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Units held by the Beneficial Holder.  ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Units voted.

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name.  Only holders of Exchangeable Shares whose name appears on the records of Acclaim Energy as the registered holders of Exchangeable Shares are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to its exercise.  If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Acclaim Energy at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction (as defined below) may revoke it at any time prior to the Meeting.  In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Voting Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust.  The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Acclaim Energy, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Units will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special

Meeting.  At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Voting Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to 645,039 votes based on 645,039 Exchangeable Shares outstanding on the Record Date. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, from time to time, based on the number of Exchangeable Shares held by each holder on the Record Date and to abstain from voting in respect of any Exchangeable Shares for which the Voting Trustee does not receive instructions.  The procedures for holders of Exchangeable Shares to instruct the Voting Trustee about voting at the Meeting are explained in the “Voting Direction for Holders of Exchangeable Shares of Acclaim Energy Inc.” (the “Voting Direction”) that has been provided to holders of Exchangeable Shares with this Information Circular - Proxy Statement.

A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. Each holder of Exchangeable Shares is entitled to give the Voting Trustee voting instructions for a number of votes equal to the number of Exchangeable Shares owned of record by such holder on the Record Date. The Voting Trustee will exercise each vote only as directed by the relevant holder in the Voting Direction.  In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Voting Trustee to give him or her a proxy entitling the holder or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the amended and restated trust indenture (the “Trust Indenture”) dated April 20, 2001 between the Trustee and a predecessor of Acclaim Energy.

The Trust is authorized to issue an unlimited number of Units. As at the Record Date, March 23, 2005, 104,423,403 Units were issued and outstanding. The Trust is also entitled to issue an unlimited number of Special Voting Units. As at March 23, 2005, one Special Voting Unit was issued and outstanding. The Special Voting Unit is entitled to 645,039 votes, as there were 645,039 Exchangeable Shares outstanding at the Record Date.  At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot is necessary.

When any Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of Acclaim Energy, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units of the Trust which may be voted at the Meeting.

The percentage of Units of the Trust that are owned, directly or indirectly, by all directors and executive officers of Acclaim Energy as a group is approximately 1.4% (1,074,388 Units), assuming for these purposes the exercise of the 557,768 outstanding Exchangeable Shares held by two directors, which are exchangeable for an aggregate of 716,728 Units as at March 23, 2005.

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Units.  If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting.  At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

Except in respect of the proposed amendment to the Trust Indenture, all of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  In respect of the amendment to the Trust Indenture, in order to be effective the resolution requires the affirmative votes of Unitholders holding not less than 66 2/3% of the Units present in person or represented by proxy at the Meeting excluding, in accordance with Section 3.9 of the Trust Indenture, votes cast by holders of Units who are non-residents of Canada (within the meaning of the Income Tax Act (Canada)).

MATTERS TO BE ACTED UPON AT THE MEETING

1.             Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee.  Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada (“Computershare”) as trustee of the Trust to hold office until the end of the next annual meeting.  Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on April 20, 2001.

2.             Election of Directors of Acclaim Energy

The articles of Acclaim Energy provide for a minimum of five directors and a maximum of nine directors.  There are currently eight (8) directors and the Board of Directors (the “Board”) of Acclaim Energy has determined to fix the number of directors at eight (8) members.  Unitholders are entitled to elect all eight (8) members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture.  Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eight (8) nominees for election as directors of Acclaim Energy by Unitholders are as follows:

Robert G. Brawn

J. Paul Charron

W. Peter Comber

Murray M. Frame

Daryl Gilbert

Nancy M. Laird

Jack C. Lee

R. Gregory Rich

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Acclaim Energy by Unitholders, the number of Units beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation

Robert G. Brawn, BSc., P. Eng.(1) (2) Calgary, Alberta	717,515 (6)	Chairman Emeritus of the Board and Director since April 20, 2001

President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy and prior thereto, Chairman of Danoil Energy Ltd., a predecessor of Acclaim Energy. Mr. Brawn has more than 42 years’ experience in the oil and gas industry. He is also a Director of ATB Financial, a provincially owned financial institutional; Parkland Industries Ltd., a retail oil marketing company; Forzani Group Ltd., a retail sporting goods company; the Calgary Airport Authority; Zapata Energy Corporation, an oil and gas exploration company and is Chairman and Director of Grande Cache Coal Corporation, a coal mining company, and The Van Horne Institute, a transportation policy study organization.

J. Paul Charron, BCom, C.A. Calgary, Alberta	275,975	President and Chief Executive Officer and Director since October 1, 2002

President and Chief Executive Officer of Acclaim Energy since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000

W. Peter Comber, C.A. (1)(4) Toronto, Ontario	9,000	Director since May 29, 2003

Managing Director of Barrantagh Investment Management Inc. (“Barrantagh”) (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh. Mr. Comber has previously served in senior corporate finance positions with two major investment banking firms, and has served as a director of a number of oil and gas companies, including Elk Point Resources Ltd., which was acquired by Acclaim Energy in January 2003.

Murray M. Frame Calgary, Alberta	40,242 (8)	Nominee

Chairman and Chief Executive Officer of Canoil Inc. (private oil and gas company) since 2002. From 1996 to 2001 President and Chief Executive Officer of Canoil Energy Corporation (private oil and gas company) and prior thereto held positions of Vice-President Exploration, Executive Vice-President and Chief Operating Officer and President and Chief Operating Officer of Inverness Petroleum Ltd. (public oil and gas company) from 1981 to 1996. Mr. Frame has 32 years of experience in the oil and gas industry.

Daryl Gilbert Calgary, Alberta	nil	Nominee

Businessman from January 2005 and prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm). Mr. Gilbert has been active in the western Canadian oil and gas sector for over 30 years. Mr. Gilbert is also a Director of AltaGas Income Trust (public energy facilities and services trust) and Kereco Energy Ltd. (public oil and gas company).

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation

Nancy M. Laird, MBA(3) (4) Calgary, Alberta	3,000	Director since July 22, 2004

Corporate director since July 2002. Former Senior Vice President, Marketing and Midstream of EnCana Corporation and of PanCanadian Energy Corporation, a predecessor company to EnCana Corporation, from 1997 to July 2002. Ms. Laird has over 20 years of experience in the Canadian oil and gas and technology sectors. She currently serves as a Director of the Keyera Facilities Income Fund, Enerflex Systems Ltd. and the Alberta Electric System Operator. She was formerly President of NrG Information Services Inc. and held various positions of increasing responsibility with Norcen Energy Inc., North Canadian Marketing Inc., Canpet Marketing Limited and Shell Canada Limited.

Jack C. Lee, B.A., BComm (1)(2)(3)(4) Calgary, Alberta	634,846 (7)	Chairman of the Board and Director since April 20, 2001

Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy. Mr. Lee has been involved in the start-up of a number of successful oil and gas companies. He began his career in the oil and gas industry as a Landman with Amoco Canada in 1973. He was Vice President of Land at Sceptre Resources from 1976 to 1979. In 1979 he participated in the start up of Gane Energy Ltd. (predecessor to Northstar Energy Ltd.) and was President and CEO until 1986. In 1994 he co-founded Independent Energy Inc. which was sold in 1996. He was one of the founding shareholders and executive officers of Cabos Resources Inc., which was acquired by Danoil Energy Ltd. He is currently Chairman and CEO of Independent Energy Ltd., a private oil and gas company.

R. Gregory Rich, BSc, P.Eng, MBA (2) (3) Houston, Texas	2,975	Director since January 27, 2004

Consulting advisor to Ziff Energy Group (an energy consulting firm) since May 2003 and a Principal of Blackrock Energy Associates (an energy consulting firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd. Mr. Rich has over 30 years of experience in the international oil and gas industry, most of it with Amoco Corporation. Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the U.S.A. and Trinidad & Tobago and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.

Notes:

(1)                                 Member of Audit Committee.  Mr. R. Carl Smith, who is currently a director and will retire at the Meeting, is the other member of the Audit Committee.

(2)                                 Member of Reserves Committee.

(3)                                 Member of Human Resources and Compensation Committee.  Mr. Frank W. King, who is currently a director and will retire at the Meeting, is the other member of the Human Resources and Compensation Committee.

(4)                                 Member of Governance Committee.  Messrs. King and Smith, who are retiring as directors at the Meeting, are the other members of the Governance Committee.

(5)                                 The information as to Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Acclaim Energy by the nominees as at March 11, 2005 (except for Ms. Laird whose information is as at March 23, 2005).

(6)                                 Assumes the exercise of 293,884 Exchangeable Shares beneficially owned or controlled by Mr. Brawn, which Exchangeable Shares are exchangeable into 374,520 Units as at March 23, 2005.  In addition, Mr. Brawn controls $765,000 principal amount of 11% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into Units at a conversion price of $9.75 per Unit, and $1,000,000 principal amount of 8% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into units at a conversion price of $13.50 per Unit.

(7)                                 Assumes the exercise of 263,884 Exchangeable Shares beneficially owned or controlled by Mr. Lee, which Exchangeable Shares are currently exchangeable into 336,367 Units as at March 23, 2005.

(8)                                 In addition, Mr. Frame owns or controls $85,000 principal amount of 8% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into units at a conversion price of $13.50 per Unit

3.             Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders.  Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.  Deloitte & Touche LLP have been the auditors of the Trust since April 20, 2001.

4.             Amendments to Employee Unit Ownership Plan and Unit Award Incentive Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve certain amendments to the employee unit ownership plan (the “Employee Unit Ownership Plan”) of the Trust to provide that Units issued from treasury in respect of reinvested cash distributions on Units held under the Employee Unit Ownership Plan shall be issued at an issue price (the “Issue Price”) equal to 95% of the Treasury Purchase Price (as defined in the Employee Unit Ownership Plan), which is defined to mean the weighted average trading price of the Units on the TSX for the ten trading days immediately preceding the date of calculation.  Unitholders will also be asked to consider, and if thought fit, ratify and approve certain similar amendments to the unit award incentive plan (“Unit Award Plan”) of the Trust to provide that the cumulative adjustments to the number of Units to be issued pursuant to Unit Awards will be made on the basis that the notional distributions on the Units underlying the Unit Awards are reinvested at 95% of the Treasury Purchase Price.  In each case these amendments will provide that the board of directors of Acclaim Energy may determine that such issuances may be effected at a higher price, it being the intention that such issuances occur at substantially the same discount to market price as is provided for under the Trust’s distribution reinvestment and optional trust unit purchase plan (the “DRIP Plan”).

The Trust believes it is appropriate to amend the Employee Unit Ownership Plan and the Unit Award Plan in this manner because Units issued under the DRIP Plan available to Unitholders are, since January 2005, issued at 95% of the market price of the Units.  The intention of the Trust at the time these plans were adopted was that their reinvestment terms would be similar to those of the DRIP Plan, however, at that time the DRIP Plan did not provide for the issue of Units at a 5% discount to market price.  The new DRIP Plan providing for issue at 95% of the Treasury Purchase Price was implemented in January of 2005.  Because of administrative constraints, Units held pursuant to the Employee Unit Ownership Plan cannot participate in the DRIP Plan.  Amending the Employee Unit Ownership Plan in this manner will provide parity between employee Unitholders who reinvest their cash distributions on Units held under the Employee Unit Ownership Plan and Unitholders participating in the DRIP Plan.  Similarly, amending the Unit Award plan in this manner will provide parity between participants in the Unit Award Plan, participants in the Employee Unit Ownership Plan and Unitholders participating in the DRIP Plan.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to ratify and approve the following resolution to approve the amendments of the Employee Unit Ownership Plan:

“BE IT RESOLVED THAT:

1.             the Trust be and is hereby authorized to amend the Employee Unit Ownership Plan (the “Employee Unit Ownership Plan”) of the Trust to permit the issuance of trust units of the Trust from treasury pursuant to the Employee Unit Ownership Plan in respect of re-invested cash distributions at an issue price (the “Issue Price”) of 95% of the Treasury Purchase Price (as defined in the Employee Unit Ownership Plan) (or such higher price as the board of directors of Acclaim Energy Inc. may determine) as described in the accompanying Information Circular, and the amended Employee Unit Ownership Plan is hereby authorized and approved, subject to receipt and approval of the Toronto Stock Exchange;

2.             the Trust be and is hereby authorized to amend the Unit Award Incentive Plan (the “Unit Award Plan”) of the Trust to provide that the cumulative adjustments to the number of Units to be issued pursuant to the Unit Awards shall be based on 95% of the Treasury Purchase Price (or such higher price as the board of directors of Acclaim Energy Inc. may determine) as described in the accompanying Information Circular, and the amended Unit Award Plan is hereby authorized and approved, subject to receipt and approval of the Toronto Stock Exchange; and

3.             any one director or officer of Acclaim Energy be and is hereby authorized and directed for an on behalf of the Trust to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions.”

The Board believes that the above resolution is in the best interests of the Trust and recommends that Unitholders vote in favor of the resolution.  In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting.  The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the amendments to the Employee Unit Ownership Plan and the Unit Award Plan.

5.             Amendments to Trust Indenture

a.             Background to the Proposal – Mutual Fund Trusts

The Trust was designed to qualify as a “mutual fund trust” under the Income Tax Act (Canada) (the “Tax Act”). Briefly, it is important for the Trust to qualify as a mutual fund trust because:

(a)                                 the trust units of a publicly traded mutual fund trust will generally be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”) and deferred profit sharing plans (collectively, “Exempt Plans”) and registered education savings plans (“RESPs”);

(b)           if the Trust ceased to qualify as a mutual fund trust:

(i)            the Units would no longer be qualified investments for Exempt Plans and RESPs;

(ii)                                  an Exempt Plan or RESP would be required, in respect of any month at the end of which that Exempt Plan or RESP continued to hold Units, to pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of those Units at the time the Exempt Plan or RESP acquired those Units;

(iii)                               an RRSP or RRIF that holds Units would become taxable on income attributable to those Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of those Units);

(iv)                              an RESP that holds Units may have its registration revoked by the Canada Revenue Agency;

(v)                                 the Units would become foreign property for Exempt Plans and registered pension plans;

(vi)                              the Trust would be liable for payment of a tax under Part XII.2 of the Tax Act in respect of certain designated income, which payment by the Trust could have adverse consequences to Unitholders that are not residents of Canada and to certain Unitholders that are tax-exempt entities, since the amount of cash available for cash distributions would be reduced by the amount of that tax;

(vii)                           the Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act; and

(viii)                        Units held by Unitholders that are not residents of Canada would become taxable Canadian property, and such Unitholders would become subject to Canadian income tax on any gains realized on a disposition of those Units.

Subsection 132(7) of the Tax Act provides that a trust which was established or maintained primarily for the benefit of non-residents will not qualify as a mutual fund trust unless the conditions in paragraph 132(7)(a) or (b) are met. In particular, paragraph 132(7)(a) provides that subsection 132(7) will not apply at any time if throughout the period starting with the date of the creation of the trust and ending at that time all or substantially all of the property of the trust consisted of property other than “taxable Canadian property”, as defined in the Tax Act for this purpose.

b.             How the Trust Ensures it Qualifies as a Mutual Fund Trust

Section 3.9 of the Trust Indenture currently contains a provision that restricts non-residents of Canada from owning more than one half of the outstanding Units. That restriction was one measure for ensuring that the Trust qualifies as a mutual fund trust under subsection 132(7) of the Tax Act.

Section 3.9 of the Trust Indenture also provides that if at any time the Trustee becomes aware that the beneficial holders of 49% of the Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement of that situation and shall not accept a subscription for Units from, or issue or register a transfer of Units to any person unless that person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by non-residents, the Trustee may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not within such period sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-residents, the Trustee may on behalf of those Unitholders sell those Units and, in the interim, shall suspend the voting and distribution rights attached to those Units.

The Trust need not rely on section 3.9 of the Trust Indenture to continue to qualify as a mutual fund trust in circumstances where the Trust is able to rely on the provisions of paragraph 132(7)(a) of the Tax Act. The Trust has reviewed its present and historic asset composition with its counsel and believes that the Trust would be able to qualify as a mutual fund trust by virtue of paragraph 132(7)(a) even if the percentage of the outstanding Units that are owned by non-residents was such that the Trust could be said to be established or maintained primarily for the benefit of non-residents. However, counsel has advised the Trust that the Canadian Federal budget introduced on March 23, 2004 (the “2004 Budget”) contains measures that, if enacted into law, would effectively prevent the Trust from relying on the provisions of paragraph 132 (7)(a) of the Tax Act.

As a result of the foregoing, the Trust believes that it may not always be necessary to enforce section 3.9 of the Trust Indenture to continue to qualify as a mutual fund trust. However, if the Trust were to find itself in a position where it needed to, and was able to, rely on paragraph 132(7)(a) of the Tax Act to continue to qualify as a mutual fund trust, the Trust would be limited with respect to the percentage of its assets that may constitute “taxable Canadian property” under the Tax Act. The Trust does not believe that such a restriction, as presently drafted, would negatively impact the business and affairs of the Trust.

c.             Proposed Amendment to Trust Indenture

The Trust proposes to amend section 3.9 of the Trust Indenture to provide that the residency restriction provisions of that section need not be enforced while the Trust is entitled to rely on the provisions of paragraph 132(7)(a) of the Tax Act to maintain its status as a mutual fund trust or the Trust is otherwise able to continue to qualify as a mutual fund trust. The proposed amendment would give the Board of Directors of Acclaim Energy a measure of flexibility to both execute its business plan and maintain the Trust as a mutual fund trust. That flexibility would be provided by giving the Board of Directors the discretion to enforce residency restrictions in the ownership of Units and take such other actions as are deemed appropriate in the circumstances that will reduce or limit the number of Units held by non-resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of non-residents of Canada. As noted above, it is not clear how long the Trust would anticipate being able to rely on the provisions of paragraph 132(7)(a) of the Tax Act in light of the measures contained in the 2004 Budget.

d.             Approval of the Proposed Amendment

The Board of Directors has unanimously determined that the proposed amendments to section 3.9 of the Trust Indenture are in the best interests of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the special resolution to effect those amendments. The form of the special resolution is attached to this Proxy Statement and Information Circular as Schedule A.

To be approved, the special resolution must be passed by the affirmative votes of Unitholders holding not less than 66% of the Units represented at the meeting, whether in person or by proxy, excluding, in accordance with Section 3.9 of the Trust Indenture, votes cast by holders of Units who are non-residents of Canada (within the meaning of the Tax Act).

REPORT ON EXECUTIVE COMPENSATION

The Board has appointed a Human Resources and Compensation Committee (the “Compensation Committee”) composed of four non-management directors, Ms. Laird (Chair), Mr. King, Mr. Lee and Mr. Rich.

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy.  The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, Unit award incentive plan (“Unit Award Plan”) allocations and directors’ compensation.  The Compensation Committee determines the compensation of the President and Chief Executive Officer, utilizing benchmark data from peer income trusts and companies in the Canadian oil and gas sector, as well as internally developed criteria for determining performance on a relative basis.  Compensation for other senior executive officers is established in the same manner.  The Compensation Committee in making its recommendations to the Board considers both quantitative and qualitative criteria.  The Board reviews the recommendations of the Compensation Committee before final approval.

Acclaim Energy’s compensation philosophy is directed at attracting and retaining quality and experienced people, which is critical to the success of the Trust. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being the Unit Award Plan and Units acquired pursuant to the Employee Unit Ownership Plan).

In 2003, the Compensation Committee undertook a detailed review of Acclaim Energy’s compensation practices with the assistance of an external advisor.  Among other things, the process included a review of position responsibilities and industry wide compensation practices.  As a result of the review, the Compensation Committee determined that Acclaim Energy’s practices with respect to base salary, bonuses and the Employee Unit Ownership Plan were broadly in line with industry practices, but that the long-term incentive plans then in place may not have been achieving their goals of assisting in the recruiting and retention of key employees.  Specifically, the Compensation Committee concluded that a focus on Unit price appreciation in the form of Unit options may not have offered sufficient retention value to key employees when competing for quality personnel with junior oil and gas companies, other energy trusts and major exploration and production companies.  As a result, the Compensation Committee recommended and the Board and Unitholders approved the Unit Award Plan described in more detail below under the heading “Unit Award Plan Grants” to replace the former Unit option and Unit distribution incentive plans (the “Option and Bonus Plans”) effective January 5, 2004.

Base Salaries

Base salary ranges are determined following a review of comparative data for other mid-sized Canadian conventional oil and gas trusts and companies.  Such information is obtained from a number of sources including independent consultants retained by the Compensation Committee who regularly review and prepare reports on compensation practices in Canada.

Bonuses

In addition to base salaries, Acclaim Energy may award cash bonuses to its employees, including the executive officers.  The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted.  Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Acclaim Energy.

Unit Award Plan Grants

The Unit Award Plan authorizes the Trust to grant awards (“Unit Awards”) of restricted Units (“Restricted Awards”) and performance Units (“Performance Awards”) to directors, officers, employees and consultants (“Service Providers”) of the Trust and its affiliates.  Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Units designated in the Restricted Award.  Performance Units vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive the number of Units designated in the Performance Award, which number is dependent on the Total Unitholder Return (as defined in the Unit Award Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies.  The Unit Award Plan was adopted as an alternative to the Trust’s previous Option and Bonus Plans.

The principal purposes of the Unit Award Plan are: to retain and attract qualified Service Providers; to promote a proprietary interest in the Trust by such individuals and to encourage such individuals to remain in the employ of the Trust and put forth maximum efforts for the success of the business of the Trust; and to focus management of the Trust on operating and financial performance and long-term Unitholder returns.

Under the terms of the Unit Award Plan, any Service Provider may be granted Restricted Awards or Performance Awards.  Each Restricted Award will entitle the holder to be issued the number of Units designated in the Restricted Award and such Units will vest and be issued as to one third on each of the first, second and third anniversary dates of the date of grant.  Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant the number of Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Unit Award Plan), which is based on the percentile rank of the Trust’s Total Unitholder Return relative to returns on trust units or other securities of members of the peer comparison group over the term of the Performance Award.  If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two.

A holder of a Unit Award may elect, subject to the consent of the Trust, to receive an amount in cash equal to the aggregate current market value of the Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Units under such Unit Award.  The amount payable to the holder is based on the closing price of the Units on the TSX on the trading day immediately preceding the issue date of the Units.  If the Trust and the holder so agree, this amount may be satisfied in whole or in part by Units acquired by the Trust on the TSX provided that the total number of Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Units at the beginning of the period.

The Unit Award Plan provides for cumulative adjustments to the number of Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date.  Fair market value is the weighted average trading price of the Units on the TSX for the twenty (20) trading days on which the Units traded immediately preceding such date.

In the event of a change in control of the Trust, as defined in the Unit Award Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed.  The Unit Award Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

As discussed above, the Unit Award Plan was intended to replace the Option and Bonus Plans, which were terminated in connection with the implementation of the Unit Award Plan.  Accordingly, in connection with the grant of Unit Awards pursuant to the Unit Plan, the Trust entered into termination agreements (“Termination Agreements”) effective January 5, 2004, with all former holders of Options and Bonus Rights under the Option and Bonus Plans.  Pursuant to the Termination Agreements, holders received a cash payment in exchange for the termination of their vested Options and Bonus Rights and received Restricted Awards under the Unit Award Plan in exchange for their unvested Options and Bonus Rights.  Specifically, holders received: for their vested Options and Bonus Rights, a cash payment equal to the difference between $12.15, the market price of the Units on January 4, 2004, the date preceding the effective date of the Termination Agreements, and the exercise price for each vested Option, and a cash payment equal to the amount of their vested Bonus Rights; and in respect of their unvested Options and Bonus Rights, a Restricted Award in respect of their unvested Options based on the difference between $12.15 and the exercise price for each unvested Option divided by $12.15 and a Restricted Award in respect of their unvested Bonus Rights based on the dollar value of their unvested Bonus Rights divided by $12.15.  In accordance with the Termination Agreements, the holders of all Options and Bonus Rights have agreed to terminate their Options and Bonus Rights.

The Unit Award Plan provides that the maximum number of Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed 2,500,000 and not more than 100,000 of such Units may be issued to non-management directors, subject in each case to adjustment in accordance with the Unit Award Plan including adjustments for monthly distributions paid on the Units.  As at February 28, 2005, a total of 831,667 Restricted Awards and 331,500 Performance Awards were outstanding pursuant to the Unit Award Plan.

Individual Unit Awards are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer.  Unit Awards are intended to align executive and Unitholder interests by creating a direct link between compensation and Unitholder return.  Participation in the Unit Award Plan rewards overall Trust performance, as measured through the price of and distributions on the Units.  In addition, the Unit Award Plan enables executives to develop and maintain a significant ownership position in the Trust.

Unit Awards are normally awarded by the Board upon the commencement of employment with Acclaim Energy based on the level of responsibility within Acclaim Energy.  Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals.  An annual award may be made to eligible individuals based on individual performance and the performance of the Trust during the most recently completed financial year in relation to performance achieved by industry peer trusts during the comparable period.

Employee Unit Ownership Plan

All full-time employees of Acclaim Energy and its affiliates and subsidiaries may elect to contribute up to 5% of their regular salary to the Employee Unit Ownership Plan.  For each $1.00 contributed by an employee to the Employee Unit Ownership Plan, Acclaim Energy contributes $2.00.  The funds are then used to purchase Units from treasury or on the open market during each calendar month.

The purpose of the Employee Unit Ownership Plan is to encourage employee savings through investment in Units and to allow Acclaim Energy to provide Units as an incentive to employees through its contributions.  The Employee Unit Ownership Plan provides a direct personal incentive to each employee by aligning a portion of each employee’s investment portfolio with the performance of the Trust.

Summary

The Compensation Committee believes that Acclaim Energy’s compensation policies have allowed Acclaim Energy to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing unitholder value.  The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Trust.

The Compensation Committee respectfully submits the foregoing report to Unitholders:

Nancy M. Laird (Chair)

Frank W. King

Jack C. Lee

R. Gregory Rich

PERFORMANCE CHART

The following graph illustrates changes from April 26, 2001, the date the Units commenced trading on the TSX following the establishment of the Trust pursuant to the Trust Indenture, to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Trust Index and the S&P/TSX Income Trust Total Index, with all dividends and distributions reinvested.

Acclaim Energy Trust Total Return Since Inception

	April 26, 2001	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004

Acclaim Energy Trust Unitholder Total Return	$100	$80.83	$111.34	$149.03	$189.12
S&P/TSX Composite Index	$100	$96.58	$83.09	$103.27	$116.16
S&P/TSX Energy Trust Index	$100	$80.66	$84.74	$107.94	$126.52
S&P/TSX Income Trust Index	$100	$98.14	$100.04	$123.74	$142.81

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officer and Chief Financial Officer of Acclaim Energy and the three most highly compensated executive officers of Acclaim Energy whose salary and bonus exceeded, in the aggregate, $150,000 during 2004 (collectively, the “Named Executive Officers”) for the three years ended December 31, 2004.

							Long-Term Compensation
		Annual Compensation					Awards			Payout
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation		Units under Options Granted		Restricted Awards(8)	LTIP Payouts (5)	All Other Compensation (6)
		($)	($)		($)		(#)		($)	($)	($)

J. Paul Charron (1) President and Chief Executive Officer	2004 2003 2002	275,000 197,500 47,500	300,000 175,000	(9) (2) (3)		(4) (4) (4)	nil nil 320,000	(7)	1,035,720 nil nil	50,458 89,000 nil	27,500 19,750 3,292

David J. Broshko1(1) Vice President, Finance and Chief Financial Officer	2004 2003	200,000 116,667	202,500	(9) (2)		(4) (4)	nil 200,000	(7)	757,048 nil	29,875 nil	20,000 11,667

Brent D. DeFosse (1) Former Vice President, Production and Chief Operating Officer	2004 2003 2002	200,000 160,008 40,000	200,000 125,000	(9) (2) (3)		(4) (4) (4)	nil nil 200,000	(7)	774,641 nil nil	72,000 nil nil	20,000 16,000 2,667

Richard J. Tiede (1) Vice President, Business Development	2004 2003 2002	200,000 160,008 40,000	225,000 175,000	(9) (2) (3)		(4) (4) (4)	nil nil 200,000	(7)	774,629 nil nil	31,362 56,000 nil	20,000 16,000 4,000

Notes:

(1)                                 Messrs. Charron, DeFosse and Tiede were appointed to their respective positions with Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.  Mr. Broshko was appointed Vice-President Finance and Chief Financial Officer of Acclaim Energy on May 1, 2003.   Mr. DeFosse ceased to be an employee of Acclaim Energy in February 2005.

(2)                                 Each of the Named Executive Officers was awarded an additional bonus in respect of 2003 in an equivalent amount, which bonus is payable as to 80% in April 2005 and 20% in April 2006 provided that the Named Executive Officer remains in the employment of Acclaim Energy until such payment dates.

(3)                                 Bonus granted subsequent to 2002 fiscal year end.

(4)                                 The value of prerequisites and other personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(5)                                 Represents amounts paid on exercise of bonus rights under Acclaim Energy’s previous Unit Distribution Incentive Bonus Plan.

(6)                                 Represents amounts contributed by Acclaim Energy on behalf of the executive officer pursuant to the Employee Unit Ownership Plan.

(7)                                 These options were terminated pursuant to the terms of Termination Agreements entered into by the Named Executive Officers on the basis described under the heading “Report on Executive Compensation - Unit Award Plan Grants” above.

(8)                                 Represents the value of Restricted Awards made pursuant to the Unit Award Plan calculated by multiplying the number of Units underlying the Restricted Award by the closing market price of the Units on the date immediately preceding the date of the award.  The Units designated in the Restricted Awards vest and will be issued as to 1/3 on each of the first, second and third anniversaries of the date of grant.  Cumulative adjustments to the number of Units to be issued pursuant to the Restricted Awards are made to reflect the distributions paid on the Units.  The aggregate holdings and value of Restricted Units at December 31, 2004, before giving effect to adjustments for distributions, were: Mr. Charron, 84,586 Restricted Awards with a value of $1,218,038; Mr. Broshko, 61,650 Restricted Awards with a value of $887,760; Mr. DeFosse, 63,098 Restricted Awards with a value of $908,611; Mr. Tiede, 63,097 Restricted Awards with a value of $908,597.  See “Report on Executive Compensation – Unit Award Plan Grants” for a description of the Unit Award Incentive Plan.  Of the 294,855 Restricted Awards issued to the Named Executive Officers in 2004, an aggregate of 119,197 (40%) were issued as consideration for the agreement of the Named Executive Officers to terminate Options in connection with the termination of the previous Option Plan.

(9)                                 Bonus amounts payable in respect of 2004 have not yet been determined.

Unit Options Granted to the Named Executive Officers

No options were granted to the Named Executive Officers during the year ended December 31, 2004.  As described under the heading “Report on Executive Compensation – Unit Award Plan Grants”, the previous Option and Bonus Plans were terminated effective January 5, 2004 in connection with the adoption of the Unit Award Plan.

Unit Option Exercises and Financial Year End Values

As described under the heading “Report on Executive Compensation – Unit Award Plan Grants”, the previous Option and Bonus Plans were terminated effective January 5, 2004 in connection with the adoption of the Unit Award Plan.  The following table sets forth, with respect to the Named Executive Officers, the cash amounts paid in connection with the termination of Unit options or the Unit options as well as the number of Units acquired pursuant to the exercise of Unit Options during the fiscal year ended December 31, 2004 and the aggregate value realized upon any such exercise.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the- Money Options at December 31, 2004 ($)
			Vested	Not Vested	Vested	Not Vested
	(#)	($)

J. Paul Charron(1)	nil	nil	nil	nil	nil	nil
David J. Broshko(1)	47,305	96,029	nil	nil	nil	nil
Brent DeFosse(1)	66,666	153,332	nil	nil	nil	nil
Richard J. Tiede(1)	nil	nil	nil	nil	nil	nil

Performance Awards

The following table sets forth, with respect to the Named Executive Officers, the Performance Awards made pursuant to the Unit Award Incentive Plan during the year ended December 31, 2004.

	Performance	Performance or Other Period Until Maturation	Estimated Future Payouts (2)
Name	Awards(1)	or Payout	Threshold	Target	Maximum(3)
	(#)		(#)	(#)	(#)

J. Paul Charron	56,250 10,000	January 5, 2007 July 1, 2007	nil nil	N/A N/A	112,500 20,000
David J. Broshko	33,800 10,000	January 5, 2007 July 1, 2007	nil nil	N/A N/A	67,600 20,000
Brent D. DeFosse	33,800 10,000	January 5, 2007 July 1, 2007	nil nil	N/A N/A	67,600 20,000
Richard J. Tiede	33,800 10,000	January 5, 2007 July 1, 2007	nil nil	N/A N/A	67,600 20,000

Notes:

(1)                                 Represents the number of Units underlying Performance Awards made pursuant to the Unit Award Plan.

(2)                                 The number of Units to be issued on the applicable issue date will be adjusted by multiplying the number of Units underlying the Performance Award by the Payout Multiplier (as defined in the Unit Award Plan) which is based on the percentile rank of the Trust’s Total Unitholder Return relative to returns on trust units or other securities of members of a peer comparison group over the term of the Performance Award.  If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the payout multiplier is two.  Cumulative adjustments to the number of Units to be issued pursuant to the Performance Awards are also made for distributions paid on the Units.

(3)                                 Before taking into account adjustments for distributions.

REMUNERATION OF DIRECTORS

Each of the non-management directors of Acclaim Energy, other than the Chairman, receives an annual retainer of $24,000.  Non-management directors are also reimbursed for expenses of attending meetings and paid a meeting fee of $1,000 per meeting ($1,500 for a Chair of a committee).  The Chairman receives an annual retainer of $75,000 and is reimbursed for expenses but does not receive meeting fees.  Each of the non-management directors of Acclaim Energy was granted 4,500 Restricted Awards and 1,000 Performance Awards pursuant to the Unit Award Plan.

In the fiscal year of the Trust ended December 31, 2004, a total of $307,000 in fees was paid to the directors of Acclaim Energy.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Acclaim Energy maintains directors’ and officers’ liability insurance coverage for losses to Acclaim Energy if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law.  The insurance protects Acclaim Energy against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Acclaim Energy.  All directors and officers of Acclaim Energy are covered by the policy and the amount of insurance applies collectively to all.  The cost of this insurance is U.S.$264,500 per annum.

EMPLOYMENT CONTRACTS

The Chief Executive Officer and the other Named Executive Officers who are currently executive officers are each party to an employment agreement with Acclaim Energy and the Trust, which continues indefinitely until terminated in accordance with its terms. Each agreement provides, among other things, for payment of the executive’s salary and bonus and participation in benefits and plans as provided and defined in the agreement. The agreements may be terminated by Acclaim Energy without cause upon payment of a retiring allowance equal to 1.5 times the executive’s annual salary and bonus (collectively, “annual compensation”), plus an amount between 15% and 25% of annual compensation lieu of benefits and acceleration of certain plan entitlements, all as determined in accordance with the agreement (two times annual compensation in the case of the Chief Executive Officer and one time annual compensation in the case of the Vice-President, Operations) The executive may terminate the employment agreement by providing 30 days written notice. The executive (other than the Vice-President, Operations) may terminate the employment agreement and receive the payments set forth above in the event of a change of control (as defined in the agreement).

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines that were revised in 1999 (the “Guidelines”) relating to corporate governance matters.  The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation’s board, management and shareholders.  The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust’s governance practices, some of which are mandated by the terms of the Trust Indenture and others of which are established by the Board.

Corporate Governance Guideline		Trust’s Alignment	Commentary

1.	The Board should explicitly assume responsibility for stewardship of the Trust, including the following matters:	Yes

The mandate of the Board expressly accepts responsibility for the stewardship of Acclaim Energy, the other subsidiaries of the Trust and the Trust to the extent delegated to Acclaim Energy under the Trust Indenture. In general terms, the Board, in consultation with the Chief Executive Officer of Acclaim Energy (the “CEO”), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust’s principal objectives.

Corporate Governance Guideline		Trust’s Alignment	Commentary

(a)	adoption of a strategic planning process	Yes

The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans, which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.

(b)	identification of principal risks, and implementing risk management systems	Yes

The Board and the Audit Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.

(c)	succession planning and monitoring senior management	Yes

The Board is responsible for monitoring and reviewing the performance of the CEO and senior management and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the CEO. The CEO undertakes senior management performance evaluations annually. The succession plan encompasses the identification of key roles and responsibilities and the planned development of certain individuals to fulfill those roles in the future.

(d)	communications policy	Yes

The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit Committee, approves major compliance and communication documents, including financial statements and management’s discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust’s financial and operating results to Unitholders.

(e)	integrity of internal control and management information systems	Yes

The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust’s financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the Audit Committee.

Corporate Governance Guideline		Trust’s Alignment	Commentary

2.	Majority of directors should be “unrelated”, and how these conclusions were reached	Yes

The Board is presently comprised of eight (8) members. The Board has determined that seven (7) of its directors are “unrelated directors” within the meaning of the Guidelines. Mr. Charron is the President and CEO of Acclaim Energy and is therefore not unrelated. The remaining directors comply with the definition in the Guidelines which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the Board is an unrelated director.

3.	Appoint a Committee responsible for the nomination procedures and orientation for new directors composed exclusively of outside (i.e., non-management) directors, the majority of whom are unrelated	Yes

The Governance Committee’s mandate includes nomination procedures and orientation of new members. The Governance Committee is comprised solely of unrelated directors. Pursuant to the mandate, the Committee is responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.

4.	Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors	Yes

The Governance Committee maintains a process for the assessment and evaluation of the performance and contribution of individual members of the Board and the evaluation on an ongoing basis of the effectiveness of the Board and its committees.

5.	Provide orientation and education programs for new directors	Yes	The mandate of the Governance Committee includes the development and periodic review of orientation and education programs for new directors.

6.	Consider size of board of directors, and impact of the number on board effectiveness	Yes

The Governance Committee has determined that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board’s efficiency and effectiveness.

7.	Review compensation of directors	Yes

The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director. The Compensation Committee benchmarks directors compensation against compensation received by directors in similar positions. The Board has set director compensation based upon recommendations from this committee.

8.	Committees should generally be composed of outside directors	Yes	All of the members of all Board Committees are unrelated directors.

Corporate Governance Guideline		Trust’s Alignment	Commentary

9.	Appoint a committee responsible for the Trust’s approach to corporate governance issues	Yes

The Governance Committee assists the Board in matters pertaining to the Trust’s approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.

10(a)	Define limits to management’s responsibilities by developing mandates for:

(i)	the board of directors	Yes	The Board’s mandate includes a description of its major goals and duties.

(ii)	the Chief Executive Officer	Yes	Annually the Compensation Committee and the CEO define the main role of the position and identify the key functions for the CEO to fulfill in the next year.

(b)	board of directors should approve the Chief Executive Officer’s corporate objectives	Yes	The Board on an annual basis reviews the corporate objectives for which the CEO is responsible.

11.	Establish structures and procedures to enable the board of directors to function independently of management	Yes

The Board meets quarterly without management present in order to ensure the functioning of the Board is independent of management. The Chairman of the Board is independent of the Trust’s management. The committees of the Board meet independently of management when warranted.

12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes

The Board has established an Audit Committee comprised of three unrelated directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit Committee includes the following objectives:

•   to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters;

•   to provide effective communication between directors and external parties;

•   to ensure the external auditor’s independence;

•   to increase the credibility and objectivity of financial reports; and to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Corporate Governance Guideline		Trust’s Alignment	Commentary

The Audit Committee’s responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust’s annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has regular access to the internal accounting group of management and meets with the external auditors four times a year. The mandate of the Audit Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.

13.	Implement a system to enable individual directors to engage outside advisors at the Trust’s expense	Yes	The Board has determined that any director, with the concurrence of the Governance Committee, can retain an outside advisor at the expense of Acclaim Energy.

Other Activities of the Board of Directors of Acclaim Energy

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board.  In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board.  In addition, the Trustee has delegated certain matters to the Board including all decisions relating to: (i) matters relating to any offers for Units; (ii) issuances of additional Units; (iii) the determination of the amount of distributable income; and (iv) substantially all management matters related to the Trust.

The Board and its committees have access to senior management on a regular basis as Mr. Charron is a director and attends all meetings of the Board along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees:  the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee, all of which are comprised entirely of unrelated directors.  The Reserves Committee’s responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust’s subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust’s oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust’s subsidiaries who prepare such reports.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to compensation plans of the Trust under which Units are authorized for issuance as at February 28, 2005.

Plan Category	Number of Units to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of Units remaining available for future issuance under equity compensation plans

Equity compensation plans approved by Unitholders	1,163,167	(1)	n/a	2,026,021	(1)
Equity compensation plans not approved by Unitholders	nil		n/a	nil

Total	1,163,167	(1)		2,026,021	(1)

Note:

(1)           A portion subject to increase in accordance with the adjustment provisions of the Unit Award Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS

The table below sets forth the aggregate indebtedness to the Trust and its subsidiaries or any other entity (if the indebtedness to the other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries) of all executive officers, directors, employees and former executive officers, directors and employees of the Trust and its subsidiaries as at March 23, 2005.

Purpose	To the Trust or its Subsidiaries		To Another Entity

Share purchases		$1.0 million	$	nil
Other	$	nil	$	nil

Except as set forth in the table below, neither the Trustee, nor any director or executive officer any subsidiary of the Trust, is, or has at any time since the beginning of the Trust’s last completed financial year, been indebted to the Trust or any of its subsidiaries, nor is or has the indebtedness of any such persons to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

Name and Principal Position	Involvement of Acclaim Energy		Largest Amount of Indebtedness Outstanding During the Year Ended December 31, 2004	Amount Outstanding as at March 23, 2005	Security for Indebtedness	Amount Forgiven During the Year Ended December 31, 2004

Securities Purchase Programs

David J. Broshko Vice President, Finance and Chief Financial Officer	Lender	(1)	$354,500	$263,500	Pledge of 40,000 Units	nil

Brent DeFosse Former Vice President, Production and Chief Operating Officer	Lender	(1)	$335,000	$244,000	Pledge of 40,000 Units	nil

Richard J. Tiede Vice President, Business Development	Lender	(1)	$335,000	$244,000	Pledge of 40,000 Units	nil

Notes:

(1)                                 In February 2003 Acclaim Energy loaned funds to certain senior officers of Acclaim Energy to enable them to purchase an aggregate of Units from treasury at a price $10.00 per Unit.  In May 2003 Acclaim Energy loaned $400,000 to Mr. Broshko to enable him to purchase 40,000 Units from Treasury at a price of $10.00 per Unit.  Each of the loans is evidenced by a promissory note, does not bear interest and is due on the earlier of February 24, 2008 (May 6, 2008 in the case of Mr. Broshko’s note) and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and is secured by a pledge in favour of Acclaim Energy of 40,000 Units (DeFosse), 40,000 Units (Tiede) and 40,000 (Broshko).  Distributions on an after-tax basis on the Units are applied in repayment of principal.

(2)                                 Excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Acclaim Energy is not aware of any material interest of any director, senior officer or nominee for director of Acclaim Energy, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information of the Trust is provided in the Trust’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.  A copy of these documents may be obtained by contacting Acclaim Energy Trust at 1900, 255 – 5th Avenue S.W., Calgary, Alberta T2P 3G6, Attention:  Kerk Hilton, Director, Investor Relations, Acclaim Energy Inc. (phone:  (403) 539-6300, telecopy (403) 539-6499 or email: info@acclaimtrust.com).

Copies of these documents as well as additional information relating to the Trust contained in documents filed by the Trust with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com or through the Trust’s website at www.acclaimtrust.com.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 23, 2005

ACCLAIM ENERGY TRUST
By: Acclaim Energy Inc.

(Signed) J. Paul Charron	(Signed) David J. Broshko
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

SCHEDULE “A”

FORM OF TRUST INDENTURE AMENDMENT RESOLUTION

Be it Resolved as a Special Resolution that:

1.             Section 3.9 of the Trust Indenture shall be deleted and replaced in its entirety with the following:

3.9          Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust always qualify as a “mutual fund trust” under the Tax Act. Accordingly, in order to ensure the maintenance of such status:

(a)           The Administrator shall:

(i)                                     prior to the completion of any transaction involving the acquisition by the Trust of any Subsequent Investment;

(ii)                                  prior to any material modification to the Trust Fund other than as contemplated by paragraph (i);

(iii)                               promptly following any proposed amendment to paragraph 132(7)(a) of the Tax Act or the publication of any administrative bulletin or other notice of interpretation relating to the interpretation or application of such section; or

(iv)          otherwise at any time when requested by the Trustee,

obtain an opinion of Counsel confirming whether the Trust is, at the date thereof and following such transaction or event (which in the case of paragraph (iii) shall mean the coming into effect of the amendment or change of interpretation), entitled to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a “mutual fund trust” under the Tax Act.

(b)                                 If at any time the board of directors of the Administrator determines, in its sole discretion, or becomes aware, pursuant to Section 3.9(a) or otherwise, that the Trust’s ability to continue to rely on paragraph 132(7)(a) of the Tax Act (or any successor provision thereto) for purposes of qualifying as a “mutual fund trust” thereunder is in jeopardy, then forthwith after such determination:

(i)                                     it shall be the sole responsibility of the Administrator to monitor the holdings by Non-Residents; and

(ii)                                  the Administrator shall take such steps as are necessary or desirable to ensure that the Trust is not maintained primarily for the benefit of Non-Residents or that the Trust is otherwise able to continue to qualify as a mutual fund trust.

(c)                                  The Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership under Section 8.11, perform residency searches of unitholder and beneficial unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best as possible the residence of the beneficial owners of Trust Units.

(d)                                 If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator, notwithstanding the ability of the Trust to continue to rely on paragraph 132(7)(a) of the Tax Act for the purpose of qualifying as a “mutual fund trust” under the Tax Act, may:

(i)                                     require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator pursuant to Section 8.11 that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident;

(ii)                                  to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Certificates representing such Trust Units;

(iii)                               de-list the Trust Units from any non-Canadian stock exchange; and

(iv)                              take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Resident Unitholders to ensure that the Trust is not maintained primarily for the benefit of Non-Residents.

(e)                                  None of the Trust, the Trustee, the Administrator or the Corporation shall have any liability for amounts received pursuant to sales of Trust Units made pursuant to Section 3.9(d)(ii). Except as specifically set out herein, none of the Trust, the Trustee, the Administrator or the Corporation shall be bound to do or take any proceeding or action with respect to this Section 3.9 by virtue of the powers conferred on it under this Trust Indenture. None of the Trust, the Trustee, the Administrator or the Corporation shall be deemed to have notice of any violation of this Section 3.9 unless and until it has been given written notice of such violation and shall be required to act only as required by this Trust Indenture and upon an indemnity satisfactory to such party being provided by the Trust. None of the Trust, the Trustee, the Administrator or the Corporation shall be required to actively monitor the Non-Resident holdings of the Trust. It is acknowledged that none of the Trust, the Trustee, the Administrator or the Corporation can monitor the Non-Resident holders of the Trust Units given that many of the Trust Units are registered in the name of depositories and other non-beneficial holders. Each of the Trustee, the Administrator and the Corporation are entitled to rely on CDS Participant lists, ADP geographic breakdowns and other information received by them from the Transfer Agent in assessing the Non-Resident ownership of the Trust notwithstanding that such information may be incomplete or out-of-date.

None of the Trust, the Trustee, the Administrator or the Corporation shall be liable for any violation of the Non-Resident ownership restriction in this Section 3.9 that may occur during the term of the Trust.

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(f)                                   Notwithstanding any other provision of this Trust Indenture, Non-Resident Unitholders, whether registered holders or beneficial holders of Trust Units, shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.9.

2.                                      Any director or officer of the Administrator be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

3.                                      All capitalized terms not otherwise defined in this resolution have the meaning ascribed thereto in the Management Proxy Circular of the Trust dated March 23, 2005.

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ACCLAIM ENERGY TRUST

Instrument of Proxy

For the Annual and Special Meeting of Unitholders

The undersigned holder (“Unitholder”) of trust units (“Units”) of Acclaim Energy Trust (the “Trust”) hereby appoints Jack C. Lee, Chairman of Acclaim Energy Inc. (“Acclaim Energy”), of the City of Calgary, in the Province of Alberta, or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                                                   , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the “Meeting”), to be held on May 12, 2005 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders’ discretion, except as otherwise specified below.  Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1.             FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2.             FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of eight (8) directors of Acclaim Energy as specified in the Information Circular - Proxy Statement of the Trust dated March 23, 2005 (the “Information Circular - Proxy Statement”);

3.             FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4.             FOR ☐ or AGAINST ☐ the ordinary resolution approving certain amendments to the employee unit ownership plan and unit award incentive plan of the Trust as specified in the Information Circular – Proxy Statement;

5.             FOR ☐ or AGAINST ☐ the special resolution approving certain amendments to the trust indenture of the Trust as specified in the Information Circular – Proxy Statement; and

6.             At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust.  The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.  Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this          day of                                  , 2005.

(signature of Unitholder)

(Name of Unitholder - please print)

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NOTES:

1.             If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.             This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3.             Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.             This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournments thereof.  A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

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